                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*

                                  METRISA, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                  591 59 V 106
           ----------------------------------------------------------
                                 (CUSIP Number)

                                  July 6, 2000
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 591 59 V 106

           ------------------------------

(1)      NAME OF REPORTING PERSON:  Sentex Sensing Technology, Inc.
                                       22-2333899

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)       [ ]

                                                                 (b)       [ ]

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         New Jersey

--------------------------------------------------------------------------------

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  (5)      SOLE VOTING POWER:


                           -----------------------------------------------------

                  (6)      SHARED VOTING POWER:

                           160,000*
                           -----------------------------------------------------

                  (7)      SOLE DISPOSITIVE POWER:


                           -----------------------------------------------------

                  (8)      SHARED DISPOSITIVE POWER:

                           160,000*
                           -----------------------------------------------------

         * Sentex Sensing Technology, Inc. ("Sentex") and Robert S. Kendall ("Robert Kendall") share voting and dispositive power with respect to 160,000 shares of common stock of the Issuer ("Common Stock"). The shares of Common Stock are held of record by Sentex. Robert Kendall is the Chief Executive Officer and Chairman of Sentex. Robert Kendall also owns a 99% interest in CPS Capital, Ltd., ("CPS") which owns 47.4% of the outstanding Common Shares of Sentex. Through CPS, Robert Kendall has the power to direct the management and policies of Sentex.

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         160,000
         -----------------------------------------------------------------------

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         11.2%
         -----------------------------------------------------------------------

(12)     TYPE OF REPORTING PERSON:
         CO
         -----------------------------------------------------------------------

CUSIP NO.: 591 59 V 106

           ------------------------------

(1)      NAME OF REPORTING PERSON:  Robert S. Kendall

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)       [ ]

                                                                 (b)       [ ]

(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States

--------------------------------------------------------------------------------

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  (5)      SOLE VOTING POWER:

                           0
                           -----------------------------------------------------

                  (6)      SHARED VOTING POWER:

                           160,000*
                           -----------------------------------------------------

                  (7)      SOLE DISPOSITIVE POWER:

                           0
                           -----------------------------------------------------

                  (8)      SHARED DISPOSITIVE POWER:

                           160,000*
                           -----------------------------------------------------

         * Sentex Sensing Technology, Inc. ("Sentex") and Robert S. Kendall ("Robert Kendall") share voting and dispositive power with respect to 160,000 shares of common stock of the Issuer ("Common Stock"). The shares of Common Stock are held of record by Sentex. Robert Kendall is the Chief Executive Officer and Chairman of Sentex. Robert Kendall also owns a 99% interest in CPS Capital, Ltd., ("CPS") which owns 47.4% of the outstanding Common Shares of Sentex. Through CPS, Robert Kendall has the power to direct the management and policies of Sentex.

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         160,000
         -----------------------------------------------------------------------

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         11.2%
         -----------------------------------------------------------------------

(12)     TYPE OF REPORTING PERSON:

         IN
         -----------------------------------------------------------------------




                               (end of cover page)

ITEM 1(a)                  NAME OF ISSUER:  Metrisa, Inc.

ITEM 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           25 Wiggins Avenue
                           Bedford, Massachusetts 01730
                           (617) 257-3300

ITEM 2(a)                  NAME OF PERSONS FILING:

                           Sentex Sensing Technology, Inc. and Robert S. Kendall

ITEM 2(b)                  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                           1801 East Ninth Street
                           Suite 1510
                           Cleveland, OH  44114


ITEM 2(c)                  CITIZENSHIP:

                           New Jersey/United States

ITEM 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock

ITEM 2(e)                  CUSIP NUMBER:

                           591 59 V 106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(B) OR 240.13d-2(B) OR (C), CHECK WHETHER
                           THE PERSON FILING IS A:

         (a)      [ ]      BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                           ACT.

         (b)      [ ]      BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT.

         (c)      [ ]      INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF
                           THE ACT.

         (d)      [ ]      INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                           INVESTMENT COMPANY ACT OF 1940.

         (e)      [ ]      AN INVESTMENT ADVISER IN ACCORDANCE WITH SECTION
                           240.13d-1(b)(1)(ii)(E).

         (f)      [ ]      AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                           ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      A PARENT HOLDING COMPANY OR CONTROL PERSION, IN
                           ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(G).

         (h)      [ ]      A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b) OF
                           THE FEDERAL DEPOSIT INSURANCE ACT.

         (i)      [ ]      A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINTION OF
                           AN INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE

                           INVESTMENT COMPANY ACT OF 1940.

         (j)      [ ]      GROUP, IN ACCORDANCE WITH SECTION
                           240.13d-1(b)(1)(ii)(J).

ITEM 4.              OWNERSHIP.

                     (a)      AMOUNT BENEFICIALLY OWNED:  160,000

                     (b)      PERCENT OF CLASS:  11.2%

                     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                              (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                        0

                              (ii)     SHARED POWER TO VOTE OR TO DIRECT THE
                                       VOTE:

                                       160,000

                              (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                        0

                              (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                       160,000

ITEM 5.              OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                     Not Applicable.

ITEM 6.              OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER
                     PERSON.

                     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                     Not Applicable.


ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                     Not Applicable.

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP.

                     Not Applicable.

ITEM 10.             CERTIFICATION.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date: July 17, 2000


                                     Sentex Sensing Technology, Inc.

                                     /s/ Robert S. Kendall
                                     ----------------------------------------
                                     Robert S. Kendall, Chief Executive Officer




                                     /s/ Robert S. Kendall
                                     ----------------------------------------
                                     Robert S. Kendall, Individually

                                                                       EXHIBIT A



                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto, and any filing on Schedule 13D relating to the same investment) with respect to the shares of common stock of MIMS Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

                                    Date: July 17, 2000


                                      Sentex Sensing Technology, Inc.


                                      /s/Robert S. Kendall
                                      ----------------------------------------
                                      Robert S. Kendall, Chief Executive Officer






                                      /s/Robert S. Kendall
                                      ----------------------------------------
                                      Robert S. Kendall, Individually